Monte Rosa Therapeutics, Inc.

321 Harrison Avenue, Suite 900

Boston, MA 02118

March 27, 2025

Via EDGAR Transmission

Securities and Exchange Commission

Office of Life Sciences Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Monte Rosa Therapeutics, Inc.: Registration Statement on Form S-3 filed March 20, 2025

(File No. 333-285942)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Monte Rosa Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 31, 2025, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Robert Puopolo, Esq. of Goodwin Procter LLP at (617) 570-1393.

Sincerely,

MONTE ROSA THERAPEUTICS, INC.

/s/ Markus Warmuth
Markus Warmuth, M.D. President and Chief Executive Officer

cc:	Philip Nickson, Esq., Monte Rosa Therapeutics, Inc.

Robert Puopolo, Esq., Goodwin Procter LLP

Kristen McCarthy, Esq., Goodwin Procter LLP